August 28, 2019

BY EDGAR

Ms. Jennifer O’Brien and Mr. Brad Skinner
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
100 F Street, NE
Washington, D.C. 20549-0405

Ecopetrol S.A.
Form 20-F for Fiscal Year Ended December 31, 2018
Filed April 5, 2019
File No. 001-34175

Dear Ms. Jennifer O’Brien and Mr. Brad Skinner:

Ecopetrol S.A. (the “Company”) has received a comment letter dated August 14, 2019 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2018 (the “Form 20-F”) filed on April 5, 2019. On behalf of the Company, I advise you as follows regarding your comments noted below:

Form 20-F, filed April 5, 2019

Business Overview
Production Activities, page 14

1.	Send us, as supplemental information, a schedule which reconciles Boepd oil, gas and total production per the table on page 14 to annual oil, gas and total production per the reserve information presented beginning on page F-102.

Response

In response to the Staff’s comment, as supplemental information, below please find a schedule which reconciles the Company’s Boepd oil, gas and total production per the table on page 14 of the Form 20-F to annual gas and total production per the reserve information presented on page F-102 of the Form 20-F:

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 2

Item	Unit	Total
For the year ended December 31, 2018
Consolidated production as presented on page 14 of the Form 20-F (1)	MBOED	720.4
Consolidated production as presented on page 14 of the Form 20-F (1)	MMBOE	263
Minus royalties (2)	MMBOE	30
Plus self-consumption (3)	MMBOE	6
Consolidated production to calculate reserves as presented on page F-102 of the Form 20-F	MMBOE	239

MBOED = thousand barrels oil equivalent per day.
MMBOE = million barrels oil equivalent.
The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.
___________________________
(1) Presented prior to the deduction of royalties.
(2) Per the Company’s historic presentation of reserves in its annual reports on Form 20-F filings, the Company deducts 100% of crude royalties from Ecopetrol Group companies and gas royalties from non-Colombian Ecopetrol Group companies, Savia Perú S.A.
(Peru) and Ecopetrol America Inc. (United States). Gas royalties derived from Colombian production are not deducted because according to local regulation the Company is entitled to such gas royalties.
(3) Self-consumption includes only natural gas self-consumption, which is immaterial.

2.	Confirm to us that production amounts shown on page 14 include only marketable quantities on an “as sold” basis and do not include quantities consumed in operations. See Item 1204(a) and instruction 2 to Item 1204 of Regulation S-K.

Response

In response to the Staff’s comment, the Company confirms that the production amounts shown on page 14 of the Form 20-F include only marketable quantities on an “as sold” basis and do not include quantities consumed in operations.

Financial Statements
Note 33. Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Reserve Information, page F-102

3.	Tell us the extent to which the reserve volumes reported under this section include amounts consumed in operations. If any such volumes are material, revise your disclosure to indicate that reported volumes include amounts consumed in operations and to quantify, for all periods, the amounts so included.

Response

In response to the Staff’s comment, as noted on page 26 of the Form 20-F, the Company uses an immaterial amount of reserve volumes in operations.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 3

4.	Revise your presentation of changes in net quantities of proved reserves to include an appropriate explanation of all significant changes related to each line item other than production for all years presented. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC paragraphs 932-235-50-2 and 932-235-50-5.

Response

In response to the Staff’s comment, the Company notes that the disclosure contained in section 3.4.3 of the Form 20-F, section 3.4.3 of the Company’s annual report on Form 20-F for fiscal year ended December 31, 2017 filed on April 19, 2018 (“2017 20-F”) and section 3.4.3 of the Company’s annual report on Form 20-F for fiscal year ended December 31, 2016 filed on May 31, 2017 (“2016 20-F”) include the explanations of all significant changes related to each line item of changes in net quantities of proved reserves for the years ended December 31, 2018, 2017 and 2016, respectively and as such, in the Company’s opinion, such information is responsive to all of the requirements of the applicable SEC rules and regulations.

The Company has included the relevant explanations, in aggregate, for each of such years in the text below. Therefore, the disclosure below represents Section 3.4.3 of the Form 20-F (filed for the fiscal year 2018) plus the relevant information for fiscal years ended December 31, 2017 and 2016, which has been taken directly from the 2017 Form 20-F and the 2016 Form 20-F.  It is important to note that no new disclosure is being provided. Rather the information is being presented in a cumulative fashion in response to the Staff’s comment.

The Company will include cumulative explanations for each of the required years in its subsequent annual reports on Form 20-F.

3.4.3 Reserves

The reserves reporting process was conducted in accordance with SEC definitions and rules set forth in Rule 4-10(a) of Regulation S-X and the disclosure guideline contained in the SEC’s Modernization of Oil and Gas Reporting final rule dated December 31, 2008 and effective as of January 1, 2010. The estimated reserve amounts presented in this report, as of December 31, 2018, are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Our crude oil and natural gas net proved reserves include reserves from our subsidiaries located in the United States (Gulf of Mexico) and Peru, and Equion and Hocol’s assets in Colombia. Estimated Net Proved Reserves

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 4

The following table sets forth our estimated net proved developed reserves of crude oil and gas by region for the years ended December 31, 2018, 2017 and 2016.

Table 1 - Net Proved Developed Reserves

Net Proved Developed Reserves	Colombia	North America	South America Excluding Colombia	Total
Net Proved Developed oil reserves in million barrels oil equivalent
At December 31, 2016	710	6	7	723
At December 31, 2017	747	10	6	763
At December 31, 2018	814	13	5	832
Net Proved Developed NGL reserves in million barrels oil equivalent
At December 31, 2016	55	-	1	56
At December 31, 2017	54.6	-	0.8	55.4
At December 31, 2018	50.5	-	0.6	51.1
Net Proved Developed gas reserves in billion standard cubic feet
At December 31, 2016	3,114	9	8	3,131
At December 31, 2017	3,143	10	5	3,158
At December 31, 2018	2,865.5	10	7	2,882
Net Proved Developed oil, NGL and gas reserves in million barrels oil equivalent
At December 31, 2016	1,311	8	10	1,329
At December 31, 2017	1,353	11	8	1,372
At December 31, 2018	1,368	14	7	1,389

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties. However, the ANH’s Resolution 877 of 2013, Resolution 351 of 2014 and Resolution 640 of 2014 require natural gas royalties to be paid in cash, which means that the determination of the property rights to the quantities of natural gas we produce is based on the total volume produced without deductions on account of royalties. The main producing gas fields are Guajira, Cusiana, Cupiagua, Pauto, Chuchupa, Gibraltar, Ballena and Mamey.

Ecopetrol S.A. owns 100% of Cenit, a subsidiary that operates in Colombia and is dedicated to the storage and transportation of hydrocarbons through pipelines. Cenit provides transportation services for the entire Ecopetrol Group and we fully consolidate Cenit into our consolidated results of operations. Therefore, the difference between the tariffs set by the Ministry of Mines and Energy and the real transportation costs (fixed and variable operating expenses) does not affect our consolidated income statement. Thus, in presenting our reserves information in the 2016, 2017 and 2018 annual reports, we have used our real transportation costs, rather than the regular tariffs set by the Ministry of Mines and Energy.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 5

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 16 million barrels of fuel oil, 327 billion standard cubic feet of fuel gas within our natural gas results and 534 billion cubic feet of royalties, as of December 31, 2018.

Table 2 – Proved Oil, NGL and Natural Gas Reserves for 2018

Reserves Category	Oil (million barrels)	NGL (million barrels)	Natural Gas (bcf)	Total Oil and Gas (Mmboe)
PROVED DEVELOPED RESERVES
Total (Colombia)	814	50.5	2,866	1,368
International:
North America	13	-	10	14
South America	5	0.5	7	7
TOTAL PROVED DEVELOPED RESERVES	832	51	2,883	1,389
PROVED UNDEVELOPED RESERVES
Total (Colombia)	285	22	113	327
International:
North America	10	-	6	11
South America	-	-	-	-
TOTAL PROVED UNDEVELOPED RESERVES	295	22	119	338
TOTAL PROVED RESERVES	1,127	73	3,002	1,727

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 304 billion standard cubic feet of fuel gas within our natural gas results and 562 billion cubic feet of royalties, as of December 31, 2017.

Table 3 – Proved Oil, NGL and Natural Gas Reserves for 2017

Reserves Category	Oil (million barrels)	NGL (million barrels)	Natural Gas (bcf)	Total Oil and Gas (Mmboe)
PROVED DEVELOPED RESERVES
Total (Colombia)	747	54.6	3,143	1,353
International:
North America	10	0	10	11
South America	6	0.8	5	8
TOTAL PROVED DEVELOPED RESERVES	763	55.4	3,158	1,372
PROVED UNDEVELOPED RESERVES
Total (Colombia)	247	19	93	282
International:
North America	4	0	3	5
South America	0	0	0	0
TOTAL PROVED UNDEVELOPED RESERVES	251	19	96	287
TOTAL PROVED RESERVES	1,014	74	3,253	1,659

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 6

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 234 billion standard cubic feet of fuel gas within our natural gas results and 671 billion cubic feet of royalties, as of December 31, 2016.

Table 4 – Proved Oil, NGL and Natural Gas Reserves for 2016

Reserves Category	Oil (million barrels)	NGL (million barrels)	Natural Gas (bcf)	Total Oil and Gas (Mmboe)
PROVED DEVELOPED RESERVES
Total (Colombia)	710	55	3,114	1,311
International:
North America	6	0	9	8
South America	7	1	8	10
TOTAL PROVED DEVELOPED RESERVES	723	56	3,131	1,329
PROVED UNDEVELOPED RESERVES
Total (Colombia)	238	13	85	266
International:
North America	3	0	2	3
South America	0	0	0	0
TOTAL PROVED UNDEVELOPED RESERVES	241	13	87	269
TOTAL PROVED RESERVES	964	69	3,218	1,598

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Reserves Replacement

The reserves replacement ratio is defined as the sum of additions and revisions of proved reserves divided by produced volumes in any given period. The following table presents the changes in reserves in each category relating to the reserve replacement ratio for the years 2018, 2017 and 2016.

Changes in Proved Reserves

Table 5 – Changes in Proved Reserves

	As of December 31,
	2018	2017	2016
Consolidated Company (million barrels oil equivalent)
Revisions of previous estimates	120.5	174	(54)
Improved Recovery	129.1	73	11
Extensions and discoveries	57.4	44	27
Purchases	-	4	–
Total reserves additions	307	295	(16)
Production	(239)	(234)	(235)
Net change in proved reserves	68	61	(251)

The reserves replacement ratio for 2018 was 1.29 barrels compared to 1.26 barrels in 2017 and (0.07) barrels in 2016. The average replacement ratio for the last three years was 0.83 barrels.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 7

Table 6 – Reserves Replacement Ratio (including purchase an sales)

	As of December 31,
	2018	2017	2016
Annual	1.29	1.26	(0.07)
Three year average	0.83	0.42	0.48

Revisions of Previous Estimates

In 2018, revisions increased reserves by 120 million boe, mainly as a result of:

(i)	An increase of 87 million boe due to the continuous development of the Rubiales, Chichimene and Quifa fields, of which a 68 million boe increase in reserves is due to improved reservoir performance in the Rubiales field.

(ii)	An increase 14 million boe increase in reserves due to development activities in the Bonanza and Ocelote fields.

(iii)	The remaining 16%, or 19.8 million boe, increase in reserves was due to varying increases and decreases from other fields.

In 2017, revisions increased reserves by 175 million boe, mainly as a result of:

(i)	An increase of 49 million boe due to the continuous development of the Castilla, Chichimene, Rubiales, Caño Sur and Akacias fields of which a 32 million boe increase in reserves is due to the new development projects in the Caño Sur and Akacias fields, and a 17 million boe increase in reserves is due to development activities and improved reservoir performance in the Chichimene, Castilla and Rubiales fields.

(ii)	An increase of 23 million boe due to improved natural gas sales in the Cupiagua and Pauto fields, which in turn was due to better performance and improved output of such fields. Additionally, new gas and NGL projects in the Cupiagua Sur field led to a 27 million boe increase in reserves. Revisions in the Nutria, Llanito, Tibu, Casabe and Cohembi fields as a result of drilling activities and better production performance accounted for a 23 million boe increase in reserves.

(iii)	The remaining 30%, or 52 million boe, increase in reserves was due to varying increases and decreases from other fields.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 8

In 2016, revisions reduced reserves by 54 million boe, mainly as a result of:

(i)	A decrease of 157 million boe, due to: (i) economic factors, primarily the decrease in oil prices, leading to a 114 million boe decrease in reserves (the ICE Brent crude price was 20% lower in 2016 as compared to 2015, which resulted in the lowering of economic limits in some of our fields) and (ii) our portfolio of projects decreased by 43 million boe.

(ii)	An increase of 27 million boe due to: (i) 19 million boe increase at the Palagua-Caipal fields, given the execution of the Company´s plan to perform additional drilling activities in order to cover new proved area, and (ii) the development projects in the Guatiquia, Ocelote, Provincia, Quifa and Dalmatian fields that increased reserves by 8 million boe.

(iii)	An increase of 25 million boe, as a result of change in the percent of royalties collected from the drilling project at the Rubiales field.

(iv)	An estimated 53 million boe increase given that Ecopetrol is using real transportation costs in this annual report as opposed to the tariff established by the Ministry of Mines and Energy.

Improved Recovery

In 2018, improved recovery increased reserves by 129 million boe. The additions were associated with new proved areas under water flooding in the Chichimene, Castilla, La Cira-Infantas, Apiay, Suria, Yarigui, Casabe and Dina Cretaceo fields 86 million boe increase. In addition, the new steam injection project at the Teca-Cocorná field accounted for a 19 million boe increase in reserves. The remaining 19%, or 24 million boe, increase was due primarily to water injection reservoir responses at various fields.

In 2017, improved recovery increased reserves by 73 million boe. The additions were associated with new proved areas under waterflooding in the Chichimene and Castilla fields (47 million boe increase). The continued development of waterflooding projects at existing wells in the Tibu, La Cira, Infantas, Casabe and Guando SW fields, accounting for a 24 million boe increase. The remaining 3%, or 2 million boe, increase was due primarily to water injection pilots in the Apiay and Palogrande fields.

In 2016, improved recovery increased reserves by 11 million boe. The additions were associated with the continued development of water flood projects through existing wells, although additional drilling may be required to fully optimize the development configuration. The main additions were in La Cira-Infantas, Chichimene, Casabe and Yarigui fields, which collectively accounted for an 8 million boe increase.

Extensions and Discoveries

Extensions and discoveries during 2018 amounted to 57 million boe primarily due to extensions of proved acreage mainly from activities in new proved areas in the Rubiales, Castilla, Cupiagua, Pauto and Caño Sur fields, which accounted for 45 million boe and newly discovered fields and reservoirs accounted for 12 million boe. The remaining 9 million boe corresponds to smaller changes in several other fields.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 9

Extensions and discoveries during 2017 amounted to 44 million boe primarily due to extensions of proved acreage mainly from activities in new proved areas in the Rubiales, Castilla, Pauto, Cajua and Arrayan fields, which accounted for 39 million boe of the total of 44 million boe from extensions of proved acreage. The remaining 5 million boe corresponds to smaller changes in several other fields.

Extensions and discoveries during 2016 amounted to 27 million boe, which is comprised of 25 million boe of extensions of proved acreage and 2 million boe from newly discovered fields and reservoirs. The newly discovered fields in Colombia corresponded to the Bayonero and Oripaya fields, and new reservoirs were discovered in Coren, Corocora Sur and Cravo Este. The extensions of proved acreage resulted mainly from activities in new proved areas in the Castilla, Chichimene, Gibraltar, Pauto and Rubiales fields, which accounted for 20 million boe of the total of 25 million boe from extensions of proved acreage. The remaining 5 million boe corresponds to smaller changes in several other fields.

Purchases

There were no purchases or acquisitions in 2018.

Ecopetrol S.A.’s purchases of minerals in 2017 included the acquisition of an additional participation of 11.6% in the K2 Field by Ecopetrol America Inc which represented 4 million boe.

There were no purchases or acquisitions in 2016.

Development of reserves

As of December 31, 2018, our total proved undeveloped oil and gas reserves amounted to 338 million boe, 21% of which is related to new drilling activities in the Rubiales field, 41% is related to development activities in the Castilla, Caño Sur, Chichimene, Quifa, Cupiagua and Yarigui fields and 22% of which is related to the new development activities in the Teca, Pauto, Bonanza and Ryberg fields. The remaining 16% comes from activities at several other fields.

As of December 31, 2017, our total proved undeveloped oil and gas reserves amounted to 287 million boe, 24% of which is related to the drilling activities in the Castilla field, 11% is related to gas sale projects in the Pauto and Cupiagua fields and 42% of which is related to the development activities in the Rubiales, Caño Sur, Chichimene, Yarigui, Tibu, Nutria, Palagua and Quifa fields. The Moriche, Ocelote, Akacias, Dina, Casabe, Llanito, La Cira and Cajua fields collectively accounted for 11% of total proved undeveloped oil and gas reserves with the remaining 12% from several other fields.

As of December 31, 2016, our total proved undeveloped oil and gas reserves amounted to 269 million boe, 27% of which are related to the drilling activities in Area Castilla and 25% to the development activities in Rubiales field. The Cupiagua, Palagua, Pauto, Quifa, and Yarigui fields collectively accounted for 27% of total proved undeveloped oil and gas reserves with the remaining 21% from several other fields.

Our proved undeveloped reserves represented 20% of our total proved reserves as of December 31, 2018 and 17% as of both December 31, 2017 and 2016.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 10

Ecopetrol’s year-end development plans are consistent with SEC guidelines for the development of proved undeveloped reserves within five years.

The following table reflects the developed and undeveloped proved reserves estimates through the past three fiscal years.

Table 7 – Developed and Undeveloped Proved Reserves

Proved Reserves as of December 31,	Oil	NGL	Gas	Total
	Mmbls	Mmbls	Bcf	Mmboe
2018 proved reserves
Developed	832	51	2,882	1,389
Undeveloped	295	23	119	338
2017 proved reserves
Developed	763	55	3,158	1,372
Undeveloped	251	19	96	287
2016 proved reserves
Developed	723	56	3,131	1,329
Undeveloped	241	13	87	269

Of the total amount of proved undeveloped reserves that Ecopetrol had at the end of 2017 (287 million boe), we converted approximately 84 million boe, or 29%, to proven developed reserves during 2018. Approximately 69% of the total conversion is primarily associated with the development of crude oil and gas projects in the Castilla, Rubiales and Chichimene fields (58 million boe), while the remaining 31% is associated with development execution in other fields such as the Ocelote, La Cira Infantas, Caño Sur and K2 fields, among others. The amount of investments made during 2018 to convert proved undeveloped reserves to proved developed reserves was US$841 million.

Of the total amount of proved undeveloped reserves that Ecopetrol had at the end of 2016 (269.3 million boe), we converted approximately 53 million boe, or 20%, to proven developed reserves during 2017 (286.6 million boe), primarily associated with the development of crude oil and gas projects in the Castilla, Rubiales, Pauto, Quifa, La Cira Infantas and K2 fields. These projects accounted for approximately 89% of the total conversion while the remaining 11% is associated with development execution in other fields such as the Chichimene and Ocelote fields, among others. The amount of investments made during 2017 to convert proved undeveloped reserves to proved developed reserves was US$494 million.

Of the total amount of proved undeveloped reserves that Ecopetrol had at the end of 2015 (379 million boe), we converted approximately 68 million boe, or 18%, to proved developed reserves during 2016, primarily associated with the development of crude oil and gas projects in the Castilla, Pauto, Mamey, Bonga and Gunflint fields. These projects accounted for approximately 84% of the total conversion while the remaining 16% is associated with development execution in other fields such as the Quifa and Rubiales fields, among others. The amount of investments made during 2016 to convert proved undeveloped reserves to proved developed reserves was US$709 million.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 11

Changes in Undeveloped Proved Reserves

The following table reflects the main changes in undeveloped proved reserves through the past three fiscal years.

Table 8 – Changes in Undeveloped Proved Reserves

Consolidated Companies (million barrels oil equivalent)	As December 31, 2018	As December 31, 2017	As December 31, 2016
Revisions of previous estimates	28.4	9	(60.4)
Improved recovery	67.1	36	7.1
Extensions and discoveries	39.9	25	11.8
Proved Undeveloped converted to Proved Developed	(83.7)	(53)	(68.4)
Net change in unproved reserves	51.7	17	(109.9)

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Reserve Estimation Process

Ecopetrol’s reserves process is coordinated by the Corporate Reserves Manager, a highly experienced engineer, who reports to the Upstream Chief Financial Officer. The Ecopetrol reserves group is comprised of reserves coordinators who are geologist and petroleum engineers, each with more than ten years of experience in reservoir characterization, field development, estimation and reporting of reserves and who support and interact with the specialists involved in the estimation and reporting process, following an established procedure with its corresponding internal controls. As in previous years, the reserves are estimated and certified by recognized external independent engineers (this year consisting of Ryder Scott Company, Gaffney, Cline & Associates, Sproule International Limited and DeGolyer and MacNaughton) in compliance with the definitions of the Society of Petroleum Engineers and the applicable SEC rules. According to our corporate policy, we report the reserves values obtained from the external engineers, even if they are lower than our expected reserves.

The reserves estimation process ends when the Corporate Reserves Manager consolidates the results and together, with the Development Vice-President and the Upstream Chief Financial Officer, presents the outcome to the Reserves Committee, which comprises the CEO, the Ecopetrol’s Group’s CFO and the Vice-President of Development and Production. Results are later presented to the Audit and Risk Committee of the Board of Directors and finally approved by the Board of Directors

Petroleum engineering consultants Ryder Scott Company, Gaffney, Cline & Associates, Sproule International Limited and DeGolyer and MacNaughton have estimated and certified Ecopetrol’s proved reserves as of December 31, 2018. These external engineers estimated 99% of our estimated net proved reserves for the year ended December 31, 2018, 2017 and 2016. The reserves reports of the external engineers are included as exhibits to this annual report.

Ecopetrol’s reserves process uses deterministic methods which are commonly used internationally to estimate reserves. These methods have some uncertainty with respect to degradation, and thus, the estimates should not be interpreted as being exact amounts. However, the technology used to estimate reserves is considered reliable. The majority of the producing proved reserves were estimated by applying appropriate decline curves or other performance relationships. In analyzing decline curves, reserves were estimated by calculating economic limits that are based on current economic conditions. In certain cases, where the methods previously employed could not be used, reserves were estimated by analogy with similar reserves for which more complete data was available.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 12

Estimates of reserves were prepared by geological and engineering standard methods commonly used in the oil and gas industry. The method or combination of methods used in the analysis of each reserve was adopted from experience analogy reserves, including information on the stage of development, quality and completeness of basic data and production history.

The following table reflects the estimated proved reserves of oil and gas as of December 31, 2016 through 2018, and the changes therein.

Table 9 – Estimated Proved Reserves of Oil and Gas

Net Proved Developed Reserves	Colombia	America	South America excluding Colombia	Total
Net Proved Developed oil reserves in million barrels oil equivalent
At December 31, 2016	710	6	7	723
At December 31, 2017	747	10	6	763
At December 31, 2018	814	13	5	832
Net Proved Developed NGL reserves in million barrels oil equivalent
At December 31, 2016	55	-	1	56
At December 31, 2017	54.6	-	0.8	55.4
At December 31, 2018	50.5	-	0.6	51.1
Net Proved Developed gas reserves in billion standard cubic feet
At December 31, 2016	3,114	9	8	3,131
At December 31, 2017	3,143	10	5	3,158
At December 31, 2018	2,865.5	10	7	2,882
Net Proved Developed oil, NGL and gas reserves in million barrels oil equivalent
At December 31, 2016	1,311	8	10	1,329
At December 31, 2017	1,353	11	8	1,372
At December 31, 2018	1,368	14	7	1,389

For more information regarding the potential impacts of oil prices on our reserve estimates, see the sections Financial Review—Trend Analysis and Sensitivity Analysis and Risk Review—Risk Factors.

Ms. Jennifer O’Brien and Mr. Brad Skinner United States Securities and Exchange Commission, p. 13

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 57-1-2344000 ext. 44413 or jaime.caballero@ecopetrol.com.co, of the Corporate Finance Vice- presidency of the Company, at 011-57-1234-3542 or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009 or astolper@sherman.com and Grissel Mercado at (212) 848-8081 or grissel.mercado@shearman.com.

Very truly yours,

/s/ Jaime Caballero
Chief Financial Officer

cc:	Felipe Bayón Pardo - Chief Executive Officer – Ecopetrol S.A.
Fernando Alexander Suárez – Investor Relations – Ecopetrol S.A.